UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Preference Shares Initial Closing

As previously reported, on September 12, 2023, Tritium DCFC Limited (the “Company”) entered into a definitive agreement with an institutional investor to raise gross proceeds of up to $75 million in multiple potential registered direct offerings of the Company’s Series A Convertible Redeemable Preference Shares (“Preference Shares”), which are convertible into the Company’s ordinary shares, no par value. The Company today announced that the initial round of funding in the offering has closed and the Company has issued 26,595,745 Preference Shares to an institutional investor in connection therewith.

A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

The legal opinion of Corrs Chambers Westgarth, relating to the legality of the issuance and sale of the securities in the offering is included as Exhibit 5.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Corrs Chambers Westgarth

23.1	Consent of Corrs Chambers Westgarth (included in Exhibit 5.1)

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: September 21, 2023	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer